3/1/06 SS

06002330

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33359

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2006
DIVISION OF REGULATIONS AND EXAMINATIONS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Broadway
(No. and Street)

New York (City) New York (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Han (212) 670-2016
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/16/06

SEC 1410 (6-02)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch Professional Clearing Corp:

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic balance sheet taken as a whole. The following supplemental schedules of Merrill Lynch Professional Clearing Corp. as of December 30, 2005, are presented for purposes of additional analysis and are not a required part of the basic balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act: (i) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934, (ii) Schedule for Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act, and (iii) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Pursuant to Regulation 30.7 under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic balance sheet and, in our opinion, are fairly stated in all material respects when considered in relation to the basic balance sheet taken as a whole.

Deloitte & Touche LLP

February 27, 2006

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

BALANCE SHEET AS OF DECEMBER 30, 2005
(Dollars in Thousands, Except Share and Per Share Amounts)

ASSETS			LIABILITIES AND STOCKHOLDERS' EQUITY		
			Liabilities:		
Cash and cash equivalents		$ 76,777	***Payables under securities loaned transactions***		$ 1,405,741
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		364,590	***Trading liabilities, at fair value***		
			Equities and convertible debentures		142,932
			Contractual agreements		186,251
Securities financing transactions:					329,183
Receivables under resale agreements		3,420,907			
Receivables under securities borrowed transactions		1,555,784	***Payables to affiliated companies***		1,551,829
		4,976,691			
Trading assets, at fair value (includes securities pledged as that can be sold or repledged of $386,919)			***Other payables:***		
Equities and convertible debentures		378,064	Customer and non-customer proprietary balances		18,360,983
Contractual agreements		170,494	Brokers and dealers		215,094
		548,558	Interest		1,834
					18,577,911
Receivables from affiliated companies		11,901,714	***Other liabilities***		118,079
			Total liabilities		21,982,743
Other receivables:					
Customer and non-customer proprietary balances		6,435,161			
Brokers and dealers		680,543			
Interest and other		16,584	***Subordinated borrowings***		1,400,000
		7,132,288			
Exchange Memberships, at cost		23,250			
Equipment and facilities— (net of accumulated depreciation and amortization of $11,552)		7,805			
Loans receivable		100,822			
Goodwill and other intangible assets		20,078			
Other assets		53,521	**Total stockholders' equity**		1,823,351
Total Assets		$25,206,094	**Total Liabilities and Stockholders' Equity**		$25,206,094

See Notes to Balance Sheet.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company also trades as an option market maker on the International Securities Exchange ("ISE"). The Company is a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

Basis of Presentation—The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices.

Use of Estimates—In presenting the Balance Sheet, management makes estimates regarding the outcome of litigation, certain trading inventory valuations, the carrying amount of goodwill and other intangible assets, allowance for doubtful accounts for uncertain receivables, the realization of deferred tax assets, certain costs allocated by ML&Co., and other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates and could have a material impact on the Balance Sheet. It is possible that such changes could occur in the near term.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of financial instruments are disclosed in Note 4.

Balance Sheet Captions—The following are descriptions of specific balance sheet captions. Refer to the related footnotes for additional information.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with maturities, when purchased, of 90 days or less.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations—Cash and securities segregated for regulatory purposes or deposited with clearing organizations include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the SEC as well as funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

Securities Financing Transactions—The Company enters into resale agreements and securities borrowed and loaned transactions to accommodate customers, finance firm inventory positions, and obtain securities for settlement. The Company also engages in securities financing for customers through margin lending. See *Customer and Non-customer Proprietary Transactions* section of this note.

Resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral, when appropriate. Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the

event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

The Company may use securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the SEC.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. For these transactions, the fees received or paid by the Company are recorded as interest revenue or expense. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not offset on the Balance Sheet.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Balance Sheet.

Trading Assets and Liabilities—The Company's trading activities consist of market making in listed options on the ISE. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See the *Derivatives* section for additional information on accounting policy for derivatives.

Trading securities and other cash instruments are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales"). Fair values of trading securities are based on quoted market prices.

Derivatives—A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve commitments to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities).

Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. Fair values for exchange-traded derivatives, principally futures and options, are based on quoted market prices.

Other Receivables and Payables

Customer and Non-customer Proprietary Transactions—Customer and non-customer proprietary securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions. Securities owned by customers and non-customers, including those that collateralize margin or other similar transactions, are not reflected on the Balance Sheet.

Brokers and Dealers Receivables and Payables—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), amounts due on margin transactions, and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), margin deposits and net payables arising from unsettled trades. Brokers and Dealers receivables and payables also include amounts related to futures contracts transacted on behalf of customers.

Interest and Other Receivables and Interest Payables—Interest and other receivables include interest receivable on U.S. Government obligations, customer and non-customer receivables, securities financing transactions, commissions receivable, and income taxes. Interest payables include interest payable for securities financing transactions, payables to affiliated companies and amounts payable for income taxes.

Borrowing Activities—Funding is principally obtained through loans from ML&Co. (See Note 3).

Exchange Memberships—Exchange memberships are held at cost and reviewed monthly for impairment.

Equipment and Facilities—Equipment and facilities primarily consist of furniture and fixtures, technology hardware and software, office equipment, and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization. The cost of certain facilities shared with affiliates is allocated to the Company by ML&Co. based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

Loans Receivable—Loans receivable consists primarily of non-purpose and subordinated loans extended to clients which are primarily secured. These loans are carried at amounts that approximate fair value.

Goodwill and other intangible assets—Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* goodwill and indefinite-lived intangible assets are tested annually (or more frequently under certain conditions) for impairment. Other intangible assets are amortized over their useful lives. There were no intangible assets that were considered to be indefinite-lived at December 30, 2005. ML&Co. has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the reporting units to which goodwill related exceeded the carrying value of such reporting units. Accordingly, no goodwill impairment loss has been recognized.

Other Assets and Other Liabilities—Other assets consist primarily of deferred taxes, which are mainly related to allowances for doubtful accounts. Other liabilities consist primarily of accrued expenses and income taxes payable.

Income Taxes—The results of operations of the Company are included in the consolidated U.S. federal income tax return of ML&Co., and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate.

The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes*. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Deferred income taxes are included in Other Assets on the Balance Sheet. See Note 11 for discussion on income taxes.

New Accounting Pronouncements—On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment,* a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123R"). In April 2005, the SEC delayed the effective date for SFAS No. 123R until the first fiscal year beginning after June 15, 2005. As a result of the SEC ruling, ML&Co. expects to adopt the provisions of SFAS No. 123R in the first quarter of 2006. ML&Co adopted the provisions of SFAS No. 123 in the first quarter of 2004. Under the provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the fair value of the award. ML&Co recognizes expense over the vesting period stipulated in the grant for all employees. Such employees include those that have satisfied

retirement eligibility criteria but are subject to a non-compete agreement that applies from the date of retirement through each applicable vesting period. Should a retirement-eligible employee actually leave ML&Co, all previously unvested awards are immediately charged to expense. SFAS No. 123R clarifies and amends the guidance of SFAS No. 123 in several areas, including measuring fair value, classifying an award as equity or as a liability, attributing compensation cost to service periods and accounting for forfeitures of awards. The adoption of this guidance is not expected to have a material impact on the Balance Sheet.

2. OTHER EVENTS

On April 29, 2005, the Company completed its acquisition of PAX Clearing Corporation. The transaction was entered into in order to accelerate the Company's effort to build its equities and options clearing business, expand the Company's institutional client base, and enhance the service it provides to clients in this key business. Total gross consideration for the acquisition approximated $55,000. Approximately $2,000 of goodwill and $6,000 of intangible assets, which consist solely of customer relationships, were recorded as a result of this transaction.

3. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co., MLPF&S, Merrill Lynch Government Securities, Inc. ("MLGSI") and other companies affiliated by common ownership.

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions, and obtain securities for settlement.

The Company clears certain securities and commodities transactions through an affiliated company on a fully-disclosed basis. Receivables from affiliated companies consist of omnibus accounts for securities and commodities transactions with MLPF&S on behalf of the Company's clients.

Payables to affiliated companies consist of loans from ML&Co. which are due on demand and bear interest based on ML&Co.'s average cost of funds.

Receivables from affiliated companies are comprised of:

Receivables from affiliated companies	$ 11,901,714
Receivables under resale agreements	3,420,907
Receivables under securities borrowed transactions	1,555,784
Receivables from brokers and dealers	172
	$ 16,878,577

Payables to affiliated companies are comprised of:

Payables to affiliated companies	$ 1,551,829
Payables under securities loaned transactions	1,405,741
Subordinated borrowings	1,400,000
Payables to brokers and dealers	1,154
	$ 4,358,724

4. TRADING AND RELATED ACTIVITIES

Certain client trading activities and the Company's option market maker trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by ML&Co.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity and commodity prices or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

Credit Risk—The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk").

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer and non-customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that a customer, non-customer or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, non-customers or counterparties. The Company seeks to control the risks associated with its customer and non-customer margin activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may be required, under industry regulations, to purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk—The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing client and market conditions.

At December 30, 2005, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. The Company does not have direct exposure to the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 30, 2005 totaled $3,420,907, all of which was from an affiliated company.

Trading Derivatives—The fair values of the Company's trading derivatives, which consisted of futures and listed options, as of December 30, 2005 were $170,494 in trading assets and $186,251 in trading liabilities.

5. SECURITIES FINANCING TRANSACTIONS

The Company enters into secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement and to meet clients' needs. Under these agreements and transactions, the Company either receives or provides cash collateral. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge these securities held as collateral, or enter into securities lending transactions. At December 30, 2005, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $103,017,767 which includes $28,323,689 from affiliates. The fair value of these securities that had been sold or repledged was $87,862,554, which includes $54,866,854 to affiliates.

6. SUBORDINATED BORROWINGS

At December 30, 2005, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $1,850,000, of which $1,400,000 was outstanding, with a maturity date of June 2, 2007. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR (London Interbank Offered Rate)..

7. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the period ended December 30, 2005, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients, of 1,500 and 645, respectively. At December 30, 2005, there were 3,620 preferred and 2,000 common shares issued and outstanding.

8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation— The Company has been named as a defendant in various matters arising in connection with its activities as a financial services institution. Although the ultimate outcome of these actions cannot be determined at this time, the Company believes, based on information available, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company.

Leases—The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2015. Future minimum rental commitments (exclusive of potential sublease rentals) with initial or remaining terms exceeding one year as of December 30, 2005, are presented below:

Year Ending	Total
2006	$ 3,826
2007	3,091
2008	1,994
2009	2,034
2010	2,074
2011 and thereafter	3,693
Total	$ 16,712

The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Guarantees—The Company has one guarantee on behalf of a client with a foreign stock exchange for approximately $5,915. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the client. No contingent liability is carried on the Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, management believes the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Balance Sheet for these transactions.

9. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other post employment benefits to its employees under plans sponsored by ML&Co.

Defined Contribution Plans—The U.S. defined contribution plan consists of the 401(K) Savings & Investment Plan ("401(K)"). This plan covers substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans—ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

10. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by ML&Co. which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plans ("LTICP"), the Equity Capital Accumulation Plan ("ECAP"), and the Employee Stock Purchase Plan ("ESPP").

LTICP and ECAP—LTICP and ECAP provide for grants of equity and equity-related instruments of ML&Co. to certain key employees of the Company. The costs associated with these plans are allocated to the Company by ML&Co.

ESPP—The ESPP, which is shareholder approved, allows eligible employees to invest from 1% to 10 % of their eligible compensation to purchase ML&Co. common stock, subject to legal limits. Beginning January 15, 2005, purchases were made at a discount equal to 5% of the average high and low market price on the relevant investment date. Purchases for the 2004 plan year were made without a discount. Prior to the 2004 plan year purchases were made with a discount generally equal to 15% of the average high and low market price on the relevant investment date.

11. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co. allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate. At December 30, 2005, the Company had a current tax payable to ML&Co. of $29,341.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Balance Sheet. These temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 30, 2005, which are included in *Other assets*, are comprised of:

Net operating loss	$ 11,400
Stock options	2,606
Restricted stock/Restricted Units	1,058
Employee Benefits and Pension	72
Other, net	1,827
Net deferred tax asset	$ 16,963

No valuation allowance was required at December 30, 2005.

At December 30, 2005, the Company had U.S. net operating loss carryforwards of approximately $30,777, which is available to offset future taxable income, if any, for fiscal years ending in 2006 through 2025.

ML&Co. is under examination by the IRS and other states in which it has significant business operations, such as New York. The tax years under examination vary by jurisdiction. An IRS examination covering the years 2001-2003 is expected to be completed in 2006. IRS audits have also commenced for the 2004 and 2005 tax years. ML&Co. regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. In appropriate cases, tax reserves have been established which are adjusted when there is more information available or when an event occurs requiring a change to the reserves. The reassessment of tax reserves could have a material impact on the Company's effective tax rate.

12. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and the capital requirements of the Commodity Futures Trading Commission ("CFTC"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 8% of the customer risk maintenance margin requirement plus 4% of the non-customer risk margin requirement. At December 30, 2005, the Company's regulatory net capital of $1,151,115 was 47% of ADI and exceeded the minimum requirement of $49,136 by $1,101,979.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 30, 2005 customer reserve computation, securities with a contract value of $550,000 obtained under resale agreement with an affiliate and $250,021 in cash deposited at a third party institution have been segregated in a special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 30, 2005, the Company's PAIB reserve computation indicated no PAIB reserve was required, however, securities with a contract value of $200,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 30, 2005, assets segregated and held in separate accounts totaled $941,168 and exceeded requirements by $292,015.

13. SUBSEQUENT EVENT

During the period from December 31, 2005 to February 27, 2006, the Company reduced its outstanding balance of the revolving subordinated borrowing by a net amount of $450,000.

* * * * * *

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 30, 2005 (Dollars in Thousands)

STOCKHOLDERS' EQUITY	1,823,351
DEDUCT STOCKHOLDERS' EQUITY NOT ALLOWABLE FOR NET CAPITAL	-
STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	1,823,351
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,400,000
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	3,223,351
NONALLOWABLE ASSETS:	
Exchange memberships	23,250
Property, leasehold improvements and equipment	7,805
Interest and dividends receivable	7,062
Loans and advances	89,522
Unsecured receivable brokers and dealers	19
Other assets	64,668
Total nonallowable assets	192,326
MISCELLANEOUS CAPITAL CHARGES:	
Deductions for accounts carried under Rule 15c3-1(c)(2)(x)	1,773,303
Aged fails-to-deliver	11,162
Other deductions and charges	77,530
Total miscellaneous capital charges	1,861,995
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	1,169,030
HAIRCUTS ON SECURITIES POSITIONS:	17,915
NET CAPITAL	1,151,115
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS	49,136
EXCESS NET CAPITAL (over minimum requirement of 2% of ADI)	1,101,979

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 30, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 30, 2005 (Dollars in Thousands)

Cash	$ 628,312
Securities - at market value	77,407
Net unrealized gain on open futures contracts traded on a contract market	46,138
Exchange traded options:	
Market value of open option contracts purchased	1,078,705
Market value of open option contracts granted (sold)	(1,181,409)
TOTAL AMOUNT REQUIRED TO BE SEGREGATED	649,153
FUNDS ON DEPOSIT IN SEGREGATION:	
Exchange traded options:	
Unrealized receivables for long option contracts purchased	793,425
Unrealized obligations for short option contracts granted (sold)	(824,913)
Net settlement to clearing organizations	(1,763)
Net equities with other futures commission merchants	685,848
Firm securities contributed to customer segregation - at market value	211,165
Customer securities contributed to customer segregation - at market value	77,406
TOTAL AMOUNT IN SEGREGATION	941,168
EXCESS FUNDS IN SEGREGATION	$ 292,015

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 30, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 30, 2005 (Dollars in Thousands)

AMOUNT TO BE SET ASIDE IN SEPARATE SECTION 30.7 ACCOUNTS	1,785
FUNDS ON DEPOSIT IN SEPARATE REGULATION 30.7 ACCOUNTS:	
Equities with Registered Futures Commission Merchants:	
Cash	5,721
Securities	4,953
Unrealized gain on open futures contracts	464
TOTAL FUNDS IN SEPARATE SECTION 30.7 ACCOUNTS	11,138
EXCESS FUNDS IN SEPARATE ACCOUNTS	$ 9,353

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 30, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

Merrill Lynch Professional Clearing Corp.
222 Broadway
New York, New York 10038

In planning and performing our audit of the financial statements of Merrill Lynch Professional Clearing Corp. (the "Company") for the year ended December 30, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United

States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 30, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP